HEALTHPORT, INC.

925 North Point Parkway, Suite 350

Alpharetta, Georgia 30005

January 27, 2010

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	HealthPort, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-161381

Ladies and Gentlemen:

HealthPort, Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-161381), which was declared effective by the Commission on November 18, 2009, along with all exhibits filed thereto (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Accordingly, we respectfully request that the Commission grant and order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible. Please fax a copy of the written order to the attention of our counsel, Joshua N. Korff or Jason K. Zachary at Kirkland & Ellis LLP at (212) 446-6460.

If you have any questions regarding this application, please contact Joshua N. Korff at (212) 446-4943 or Jason K. Zachary at (212) 446-4844. Thank you for your assistance in this matter.

Very truly yours,

/s/ Michael J. Labedz

Michael J. Labedz

President and Chief Executive Officer